UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            HARVARD INDUSTRIES, INC.
        ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    417434305
                          -----------------------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 17, 1997
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                                         Page 1 of 18 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                         Page 2 of 18 Pages

                                                         Page 3 of 18 Pages

                                       13D

CUSIP No. 417434305

1.
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           J O Hambro & Partners Limited
           No S.S. or IRS Identification Number
                                                                       (a)
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b)  X

3.         SEC USE ONLY

4.         SOURCE OF FUNDS*
           WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           England
                         7. SOLE VOTING POWER
        NUMBER OF           0
         SHARES          8. SHARED VOTING POWER
      BENEFICIALLY          544,000
        OWNED BY         9. SOLE DISPOSITIVE POWER
          EACH              0
        REPORTING       10. SHARED DISPOSITIVE POWER
         PERSON             544,000
          WITH

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           544,000

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.8%

14.        TYPE OF REPORTING PERSON*
           IA, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                           Page 4 of 18 Pages

                                       13D
CUSIP No. 417434305







1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Growth Financial Services Limited
          No S.S. or IRS Identification Number

                                                                     (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            310,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               310,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          310,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.4%

14.       TYPE OF REPORTING PERSON*
          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                          Page 5 of 18 Pages

                                       13D

CUSIP No. 417434305

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          North Atlantic Smaller Companies Investment Trust plc
          No S.S. or IRS Identification Number
                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            310,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               310,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          310,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.4%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                         Page 6 of 18 Pages

                                       13D

CUSIP No. 417434305

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Christopher Harwood Bernard Mills
          No S.S. or IRS Identification Number
                                                                (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            544,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               544,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          544,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%

14.       TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                           Page 7 of 18 Pages

                                       13D
CUSIP No. 417434305

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Investment Management Limited
          No S.S. or IRS Identification Number
                                                                    (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            0
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               0
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          IA, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 8 of 18 Pages

                                       13D
CUSIP No. 417434305

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro & Company Limited
          No S.S. or IRS Identification Number

                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            544,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               544,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          544,000
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%
14.       TYPE OF REPORTING PERSON*
          HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 9 of 18 Pages

                                       13D
CUSIP No. 417434305


1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Asset Management Limited
          No S.S. or IRS Identification Number
                                                                     (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            544,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
        REPORTING          10. SHARED DISPOSITIVE POWER
          PERSON               544,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          544,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%

14.       TYPE OF REPORTING PERSON*
          HC, CO


                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 10 of 18 Pages

                                       13D
CUSIP No. 417434305
1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          American Opportunity Trust plc
          No S.S. or IRS Identification Number
                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b) X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

                            7. SOLE VOTING POWER
         NUMBER OF             0
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            200,000
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH                0
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               200,000
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          200,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 3 to Statement on Schedule 13D (the "Amendment") amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed on September 19, 1994 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on October 12, 1994 and as further amended by Amendment No. 2 filed with the SEC on October 26, 1994.

ITEM 1.  SECURITY AND ISSUER

         Item 1 is amended and restated in its entirety as follows:

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Harvard Industries, Inc., a Florida corporation (the "Company"), that has its principal executive offices at 2502 N. Rocky Point Drive, Suite 960, Tampa, Florida 33607.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following eight persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx and various private clients.

2. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

3. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.


                                                            Page 11 of 18 Pages

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners and J O Hambro Investment.

6. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

7. J O Hambro Investment Management Limited ("J O Hambro Investment") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Investment is principally engaged in the business of discretionary investment management of private client portfolios.

8. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to American Opportunity Trust.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is in turn a wholly-owned subsidiary of J O Hambro & Company.

         J O Hambro Investment is a majority-owned subsidiary of J O Hambro Asset Management.

         Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and as executive director of NASCIT and American Opportunity Trust.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings


                                                           Page 12 of 18 Pages

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and restated in its entirety as follows:

         The Filing Parties used their working capital funds to purchase the shares of Common Stock to which this statement relates (the "Shares").

         The amount of funds used to date to acquire the Shares is approximately $6,743,082.50 (exclusive of brokerage fees and commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and restated in its entirety as follows:

         The shares of Common Stock of the Company held directly or indirectly by the Filing Parties are held for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of

                                                           Page 13 of 18 Pages
directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate  structure;
(g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:


                                                                  Number of           Number of
                                              Number of           Shares:             Shares: Sole
Filing                     Aggregate          Shares: Sole        Shared              or Shared
Party                      Number of          Power to            Power to            Power to              Approximate
                           Shares:            Vote                Vote                Dispose               Percentage*

J O Hambro                 544,000                   0             544,000              544,000                  7.8%
& Partners

J O Hambro                 544,000                   0             544,000              544,000                  7.8%
& Company

J O Hambro Asset           544,000                   0             544,000              544,000                  7.8%
Management

J O Hambro                       0                   0                   0                    0                    0%
Investment

NASCIT                     310,000                   0             310,000              310,000                  4.4%

American                   200,000                   0             200,000              200,000                  2.8%
Opportunity Trust

GFS                        310,000                   0             310,000              310,000                  4.4%

Christopher Mills          544,000                   0             544,000              544,000                  7.8%


-------------
  * Based on  7,017,767  shares  of  Common  Stock,  par  value  $.01 per  share outstanding as of February 1, 1997,  which is based on  information  reported in the Company's  Quarterly  Report on Form 10-Q for the quarter ended December 31,
1996.


         (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                                           Page 14 of 18 Pages




                                                                   No. of       Price
Date              Filing Party                                     Shares       (US$)        Broker

1/30/97           J O Hambro & Partners                              1,250      4.00         Wheatfirst
                  (on behalf of Sannafi Limited)
1/30/97           J O Hambro & Partners                              6,250      4.00         Wheatfirst
                  (on behalf of Seaway Limited)
1/30/97           J O Hambro & Partners                              5,000      4.00         Wheatfirst
                  (on behalf of Lord Stevens of
                  Ludgate Pension Fund)
3/7/97            J O Hambro & Partners                              1,500      2.00         Wheatfirst
                  (on behalf of Sannafi Limited)
3/7/97            J O Hambro & Partners                              6,250      2.00         Wheatfirst
                  (on behalf of Seaway Limited)
3/7/97            J O Hambro & Partners                              4,750      2.00         Wheatfirst
                  (on behalf of Lord Stevens of
                  Ludgate Pension Fund)
3/14/97           J O Hambro & Partners                              3,250      1.1946       Wheatfirst
                  (on behalf of Sannafi Limited)
3/14/97           J O Hambro & Partners                             14,750      1.1946       Wheatfirst
                  (on behalf of Seaway Limited)
3/14/97           J O Hambro & Partners                             10,500      1.1946       Wheatfirst
                  (on behalf of Lord Stevens of
                  Ludgate Pension Fund)
3/17/97           J O Hambro & Partners                              2,000      1.1875       Wheatfirst
                  (on behalf of Sannafi Limited)
3/17/97           J O Hambro & Partners                              7,750      1.1875       Wheatfirst
                  (on behalf of Seaway Limited)
3/17/97           J O Hambro & Partners                              5,750      1.1875       Wheatfirst
                  (on behalf of Lord Stevens of
                  Ludgate Pension Fund)
3/17/97           Christopher Mills                                 15,000      1.1875       Wheatfirst
3/17/97           J O Hambro & Partners                             15,000      1.1875       Wheatfirst
                  (on behalf of Eveswise
                  Retirement Fund)
3/21/97           J O Hambro & Partners                              4,000      1.1468       Wheatfirst
                  (on behalf of Lord Stevens of
                  Ludgate Pension Fund)

         All of the above transactions were effected in the open market and were sales, except for the 3/17/97 Eveswise Retirement Fund transaction, which was a purchase.

         (d) The private clients of J O Hambro & Partners have an economic interest in the dividends from, and the proceeds of, sales of Common Stock owned by J O Hambro & Partners. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of, sales of Common Stock owned by NASCIT and American Opportunity Trust, respectively.

                                                           Page 15 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and restated in its entirety as follows:

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated as of January 7, 1993.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro & Partners.

         As investment manager for private clients Sannafi Limited, Seaway Limited, Lord Stevens of Ludgate Pension Fund and Eveswise Retirement Fund, J O Hambro & Partners and Christopher Harwood Bernard Mills, in his capacity as portfolio manager, have the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended and restated in its entirety as follows:

         Unless otherwise indicated, the following documents are filed herewith.

         (a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT, GFS and Christopher Mills**;

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;**

         (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

         (d) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund;

         (e) Investment Management Agreement dated as of February 28, 1997 between J O Hambro & Partners and Eveswise Retirement Fund;

         (f) Administration, Management and Custody Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust**; and

         (g) Joint Filing Agreement dated September 15, 1994 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O

                                                          Page 16 of 18 Pages

                  Hambro Investment, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills.**

----------------------
** Previously filed

                                                           Page 17 of 18 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  21 March 1997                             J O HAMBRO & PARTNERS LIMITED

                                                  By:/s/RCO HELLYER
                                                     _________________________
                                                  Name: RCO Hellyer
                                                  Title:   Director

                                                  Executed on behalf of the
                                                  parties hereto pursuant to
                                                  the previously filed Joint
                                                  Filing Agreement.



                                                           Page 18 of 18 Pages

                                                              Schedule A


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.


Name:                                            Rupert Nicholas Hambro
                                                 (Chairman)

Citizenship:                                     British

Business Address:                                J O Hambro & Company Limited
                                                 10 Park Place
                                                 London SW1A 1LP
                                                 England

Principal Occupation:                            Chairman, J O Hambro & Company


Name:                                            Richard Alexander Hambro
                                                 (Director)

Citizenship:                                     British

Business Address:                                J O Hambro & Company Limited
                                                 10 Park Place
                                                 London SW1A 1LP
                                                 England

Principal Occupation:                            Chairman, J O Hambro Investment
                                                 Management Limited<F1>
                                                 Director, J O Hambro & Company


Name:                                            James Daryl Hambro
                                                 (Managing Director)

Citizenship:                                     British


-------
[FN]
<F1> J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.
[/FN]

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro & Company
                                     Managing Director, J O Hambro & Partners


Name:                                Richard David Christopher Brooke
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro & Company
                                     Chairman, NASCIT


Name:                                Robert Charles Orlando Hellyer
                                     (Executive Director)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, J O Hambro & Company
                                     Executive Director, J O Hambro & Partners
                                     Executive Director, J O Hambro Investment
                                     Management Limited
                                     Executive Director, J O Hambro Asset
                                     Management



Name:                                David Frank Chaplin
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Investment Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro Investment
                                     Management Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                           Richard Alexander Hambro
                                (Managing Director)

Citizenship:                    British

Business Address:               J O Hambro Asset Management Limited
                                10 Park Place
                                London SW1A 1LP
                                England

Principal Occupation:           Managing Director, J O Hambro Asset
                                Management
                                Chairman, J O Hambro Investment Management
                                Limited
                                Director, J O Hambro & Company


Name:                            Robert Charles Orlando Hellyer
                                 (Executive Director)

Citizenship:                     British

Business Address:                J O Hambro Asset Management Limited
                                 10 Park Place
                                 London SW1A 1LP
                                 England

Principal Occupation:            Executive Director, J O Hambro Asset
                                 Management
                                 Executive Director, J O Hambro & Company
                                 Executive Director, J O Hambro Investment
                                 Management Limited
                                 Executive Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.


Name:                            James Daryl Hambro
                                 (Managing Director)

Citizenship:                     British

Business Address:                J O Hambro & Partners Limited
                                 10 Park Place
                                 London SW1A 1LP
                                 England

Principal Occupation:            Managing Director, J O Hambro & Partners
                                 Managing Director, J O Hambro & Company


Name:                            Robert Charles Orlando Hellyer
                                 (Executive Director)

Citizenship:                      British

Business Address:                 J O Hambro & Partners Limited
                                  10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, J O Hambro & Partners
                                  Executive Director, J O Hambro Asset
                                  Management
                                  Executive Director, J O Hambro Investment
                                  Management Limited
                                  Executive Director, J O Hambro & Company


Name:                             Christopher Harwood Bernard Mills
                                  (Director)

Citizenship:                       British

Business Address:                  10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro & Partners
                                 Director, Oryx

Name:                            Claudia Margaret Cecil Perkins
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro & Partners Limited
                                 10 Park Place
                                 London SW1A 1LP
                                 England

Principal Occupation:            Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Investment Management Limited ("J O Hambro Investment") as of the date hereof.


Name:                                 Richard Alexander Hambro
                                      (Chairman)

Citizenship:                          British

Business Address:                     J O Hambro Investment Management Limited
                                      10 Park Place
                                      London SW1A 1LP
                                      England

Principal Occupation:                 Chairman, J O Hambro Investment
                                      Director, J O Hambro & Company
                                      Director, J O Hambro Asset Management


Name:                                 David Frank Chaplin
                                      (Managing Director)

Citizenship:                          British

Business Address:                     J O Hambro Investment Management Limited
                                      10 Park Place
                                      London SW1A 1LP
                                      England

Principal Occupation:                 Managing Director, J O Hambro Investment


Name:                                 John Alexander Anderson
                                      (Executive Director)

Citizenship:                          British

Business Address:                     J O Hambro Investment Management Limited
                                      10 Park Place
                                      London SW1A 1LP
                                      England

Principal Occupation:                 Executive Director, J O Hambro Investment

Name:                                 Lord Balniel
                                      (Executive Director)

Citizenship:                           British

Business Address:                      J O Hambro Investment Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, J O Hambro Investment


Name:                                  Geoffrey Leo Alexander Galitzine
                                       (Executive Director)

Citizenship:                           British

Business Address:                      J O Hambro Investment Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, J O Hambro Investment


Name:                                  Robert Charles Orlando Hellyer
                                       (Executive Director)

Citizenship:                            British

Business Address:                       J O Hambro Investment Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                  Executive Director, J O Hambro Investment
                                       Executive Director, J O Hambro & Company
                                       Executive Director, J O Hambro Asset
                                       Management
                                       Executive Director, J O Hambro & Partners


Name:                                  Christopher Mark Rose
                                       (Executive Director)

Citizenship:                           British

Business Address:                      J O Hambro Investment Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, J O Hambro Investment


Name:                                  William van Straubenzee
                                       (Executive Director)

Citizenship:                           British

Business Address:                      J O Hambro Investment Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, J O Hambro Investment


Name:                                  William Alexander Mavourn Francklin
                                       (Executive Director)

Citizenship:                           British

Business Address:                      J O Hambro Investment Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, J O Hambro Investment


Name:                                  Ian Colquhoun Marris
                                       (Executive Director)

Citizenship:                            British

Business Address:                       J O Hambro Investment Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                  Executive Director, J O Hambro Investment

Name:                                  Angus Richard Bonson
                                       (Executive Director)

Citizenship:                            British

Business Address:                       J O Hambro Investment Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                  Executive Director, J O Hambro Investment

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                              Richard David Christopher Brooke
                                   (Chairman)

Citizenship:                       British

Business address:                  North Atlantic Smaller Companies Investment
                                   Trust plc
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:              Chairman, NASCIT
                                   Director, J O Hambro & Company


Name:                              Christopher Harwood Bernard Mills
                                   (Executive Director)

Citizenship:                       British

Business Address:                  North Atlantic Smaller Companies Investment
                                   Trust plc
                                   10 Park Place
                                   London SW1A 1LP
                                   England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                                     plc
                                  Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             Enrique Foster Gittes
                                  Director)

Citizenship:                      USA

Residence:                        4 East 82nd Street
                                  New York, New York 10028
                                  USA

Principal Occupation:             Director, NASCIT

Name:                              Robert D. le P. Power
                                  (Director)

Citizenship:                       British

Business Address:                  SouthCoast Capital Corporation<F3>
                                   575 Lexington Avenue
                                   7th Floor
                                   New York, New York 10022
                                   USA

Principal Occupation:              Director, SouthCoast Capital Corporation


Name:                              Douglas P C Nation
                                   (Director)

Citizenship:                       British

Business Address:                  Bear Stearns Co. Inc.<F4>
                                   245 Park Avenue
                                   New York, NY  10167

Principal Occupation:              Managing Director, Bear Stearns Co. Inc.


Name:                              The Hon. Peregrine D E M Moncreiffe
                                   (Director)

Citizenship:                       British

Business Address:                  Buchanan Partners Limited<F5>
                                   Buchanan House
                                   3 St James's Square
                                   London SW1Y 4JU
                                   England

Principal Occupation:              Director, Buchanan Partners Limited
--------
[FN]

<F3>  SouthCoast Capital Corporation principally engages in the brokerage business.
<F4>  Bear Stearns Co. Inc. principally engages in the brokerage business.
<F5>  Buchanan Partners Limited principally engages in the investment management business.
[/FN]

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                             Christopher Harwood Bernard Mills
                                  (Director)

Citizenship:                      British

Business Address:                 10 Park Place
                                  London SW1A 1LP
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro & Partners
                                  Director, Oryx

Name:                             Ivan Alexander Shenkman
                                  (Director)

Citizenship:                      British

Residence:                        34 Royal Crescent, London W11
                                  England

Principal Occupation:             Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                            R. Alexander Hammond-Chambers
                                 (Chairman)

Citizenship:                     British

Business Address:                Covey Advertising Limited
                                 1 Fountainhall Road
                                 Edinburgh EH9 2NL

Principal Occupation:            Director, Covey Advertising Limited<F6>


Name:                            Christopher Harwood Bernard Mills
                                 (Executive Director)

Citizenship:                     British

Business Address:                10 Park Place
                                 London SW1A 1LP
                                 England

Principal Occupation:            Executive Director, American Opportunity Trust
                                 Executive Director, NASCIT
                                 Director, J O Hambro & Partners
                                 Director, Oryx

Name:                            John Gildea
                                 (Director)

Citizenship:                     USA

Business Address:                Gildea Management Company<F7>
                                 90 Ferris Hill Road
                                 New Canaan, Connecticut 06840
                                 USA

Principal Occupation:            President, Gildea Management Company

--------
[FN]
<F6> Covey Advertising Limited is principally engaged in the advertising business.
<F7> Gildea Management Company is principally engaged in the investment management business.
[/FN]

Name                                      The Hon. James J. Nelson
                                          (Director)

Citizenship:                              British

Business Address:                         Foreign & Colonial Ventures<F8>
                                          8th Floor
                                          Exchange House
                                          Primrose Street
                                          London EC2A 2NY
                                          England

Principal Occupation:                     Director, Foreign & Colonial Ventures


Name:                                     Iain Tulloch
                                          (Director)

Citizenship:                              British

Business Address:                         Murray Johnstone Ltd.<F9>
                                          7 West Nile Street
                                          Glasgow G2 2PX
                                          Scotland

Principal Occupation:                     Director, Murray Johnstone Ltd.


Name:                                     Philip Ehrmann
                                          (Director)

Citizenship:                              British





--------
[FN]
<F8> Foreign & Colonial Ventures is principally engaged in the investment management business.
<F9> Murray Johnstone Ltd. is principally engaged in the investment management business.
[/FN]

Business Address:                       Gartmore Investment Management Ltd.<F10>
                                        Gartmore House
                                        16 - 18 Monument Street
                                        London EC3R 8AJ
                                        England

Principal Occupation:                   Investment Manager, Gartmore
                                        Investment Management Ltd.


--------
[FN]
<F10> Gartmore Investment Management Limited is principally engaged in the investment management business.
[/FN]

                                  Exhibit Index

Document                                                                  Page

  The Exhibit Index is amended and restated in its entirety as follows:

   (a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT, GFS and Christopher Mills**;

   (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners**;

   (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

   (d) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund;

   (e) Investment Management Agreement dated as of February 28, 1997 between J O Hambro & Partners and Eveswise Retirement Fund;

   (f) Administration, Management and Custody Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust**; and

   (g) Joint Filing Agreement dated September 15, 1994 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills.**












----------------------
** Previously filed